                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                  SCHEDULE 13G


                   Under the Securities Exchange Act of 1934

                          (Amendment No.     2       )*
                                        ------------

                             BHC Financial, Inc.
                               (Name of Issuer)


                       Common Shares, $.001 Par Value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                  05544W101
--------------------------------------------------------------------------------
                                (CUSIP Number)


Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






SEC 1745 (2/92)                Page 1 of 5 pages

-----------------------------------------                                      -----------------------------------------
|       CUSIP NO.   05544W101           |              13G                     |      Page    2    of    5    Pages    |
|                 -------------         |                                      |           -------    -------          |
-----------------------------------------                                      -----------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
   1  |  NAME OF REPORTING PERSON
      |  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      |
      |             Fifth Third Bancorp
      |               31-0854434
------|----------------------------------------------------------------------------------------------------------------------------
   2  |  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      |                                                                                                     (a)   /  x  /
      |
      |                                                                                                     (b)   /     /
------|----------------------------------------------------------------------------------------------------------------------------
   3  |  SEC USE ONLY
      |
      |
------|----------------------------------------------------------------------------------------------------------------------------
   4  |  CITIZENSHIP OR PLACE OF ORGANIZATION
      |
      |          Ohio Corporation
-----------------------------------------------------------------------------------------------------------------------------------
                              |    5   | SOLE VOTING POWER
           NUMBER OF          |        |
            SHARES            |        |             347,667
         BENEFICIALLY         |--------|--------------------------------------------------------------------------------------------
           OWNED BY           |    6   | SHARED VOTING POWER
             EACH             |        |
           REPORTING          |        |                   0
            PERSON            |--------|--------------------------------------------------------------------------------------------
             WITH             |    7   | SOLE DISPOSITIVE POWER
                              |        |
                              |        |             347,667
                              |--------|--------------------------------------------------------------------------------------------
                              |    8   | SHARED DISPOSITIVE POWER
                              |        |
                              |        |                   0
-----------------------------------------------------------------------------------------------------------------------------------
   9  |  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      |
      |                       347,667
------|----------------------------------------------------------------------------------------------------------------------------
   10 |  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
      |
      |                       NOT APPLICABLE
------|----------------------------------------------------------------------------------------------------------------------------
   11 |  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
      |
      |                       4.97%
------|----------------------------------------------------------------------------------------------------------------------------
   12 |  TYPE OF REPORTING PERSON*
      |                       HC
-----------------------------------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!

                              Page 2 of 5 pages

BHC Financial, Inc.                                                  Page 3 of 5
05544W101

Item 1 (a)              Name of Issuer:

                        BHC Financial, Inc.

Item 1 (b)              Address of Issuer's Principal Executive Office:

                        One Commerce Square
                        2005 Market Street, 12th Floor
                        Philadelphia, PA 19103

Item 2 (a) - (c) Names, Addresses & Citizenship of Persons Filing:

                        Fifth Third Bancorp
                        38 Fountain Square Plaza
                        Cincinnati, Ohio  45263

Item 2 (d)              Title of Class of Securities:

                        Common Shares, $.001 par value

Item 2 (e)              CUSIP Number:

                        05544W101

Item 3 Fifth Third Bancorp is filing as a parent holding company in accordance with Section 240.13 (d-1)(b)
                        (ii)(G) of the Exchange Act Rules.

Item 4                  Ownership:

                        This report relates to beneficial holdings by Fifth Third Bancorp, through Fifth Third Investment Company, a 100% owned subsidiary, of an aggregate of 347,677 outstanding shares of the Common Stock of BHC Financial, Inc., $.001 par value.

                        The following tabulations set forth the shares with respect of which voting rights are held or shared and those shares to which there is the power of disposal.

(a)        Amount Beneficially Owned:

           The following are held by Fifth Third Investment Company and are deemed to be beneficially owned:

BHC Financial, Inc.                                                  Page 4 of 5
05544W101

        Powers:
                                             No. of Shares
        Full voting; full dispositive              347,667
        Full voting; shared dispositive                -0-
        Full voting; no dispositive                    -0-
        Shared voting; full dispositive                -0-
        Shared voting; shared dispositive              -0-
        Shared voting; no dispositive                  -0-
        No voting; full dispositive                    -0-
        No voting; shared dispositive                  -0-

  (b)   Percentage of Class:

        Fifth Third Bancorp has aggregate beneficial ownership of 4.97%.

  (c)   Number of Shares as to which such Person has:

        (i)     Sole Power to Vote or to Direct
                the Vote                                  347,677

        (ii)    Shared Power to Vote or to Direct
                the Vote                                        0

        (iii)   Sole Power to Dispose or to Direct
                the Disposition of                        347,667

        (iv)    Shared Power to Dispose or to Direct
                the disposition of                              0

Item 5          Ownership of Five Percent or Less
                of a Class.

                If this statement is being filed to report the fact that as of the date hereof this reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following /X/.

Item 6          Ownership of More than Five Percent on Behalf of
                Another Person.

                Not Applicable

Item 7 Identification and Classification of the Subsidiary which acquired the Security being Reported on by the Parent Holding Company.

                Fifth Third Bancorp, as parent holding company of the subsidiary listed below, has filed this schedule. The subsidiary is filing in accordance with Section 240.13 (d-1)(b)(ii)(G) of the Exchange Act Rules.

  List of Banking Subsidiaries          Federal Tax ID Number   Item 3 Classification
  ----------------------------          ---------------------   ---------------------
  Fifth Third Investment Company              31-1285183               IV

BHC Financial, Inc.                                                  Page 5 of 5
05544W101

Items 8     Identification and Classification of Members of the Group

            Not Applicable

Items 8     Notice of Dissolution of Group

            Not Applicable

Item 10     Certification

        By signing below the undersigned certifies that, to the best of his knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 1, 1996
----------------
Date

THE FIFTH THIRD BANCORP



By: /S/ ROGER W. DEAN
   ----------------------------

Name:  Roger W. Dean
     --------------------------
Title: Controller